DC

October 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Act: 1933
Section: 12(H)(3)
Rule:
Public Availability: 10/21/2005

Re: Unocal Corporation
Incoming letter dated October 21, 2005

Based on the facts presented, the Division will not object if Unocal Corporation stops filing periodic reports under the Securities Exchange Act of 1934. In reaching this position, we note that Unocal has already filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-3 and Form S-8, and that Unocal has already filed a notice on Form 15 making appropriate claims under rule 12h-3 under the Exchange Act.

Our position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.




05069777

Sincerely,

Robyn Manos
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2005

Mail Stop 3010

Terry M. Kee
Pillsbury Winthrop Shaw Pittman LLP
P.O. Box 7880
San Francisco, California 94120

Re: Unocal Corporation

Dear Mr. Kee:

In regard to your letter of October 21, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel



Pillsbury
Winthrop
Shaw
Pittman LLP

50 Fremont Street
San Francisco, CA 94105
Tel 415.983.1000
Fax 415.983.1200

MAILING ADDRESS
P. O. Box 7880
San Francisco, CA 94120
www.pillsburylaw.com

1934 Act/Rule 12h-3

October 21, 2005

VIA EMAIL AND FACSIMILE

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Email: cfletters@sec.gov
Attention: Robyn Manos, Special Counsel

Re: Chevron Corporation (Commission File No. 1-368-2); Unocal Corporation (Commission File No. 1-8483)

Ladies and Gentlemen:

We are writing on behalf of Chevron Corporation, a Delaware corporation ("Chevron"), with regard to issues arising under Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

A. Background

1. The Merger

Pursuant to an Agreement and Plan of Merger dated as of April 4, 2005 (as amended, the "Merger Agreement") among Unocal Corporation, a Delaware corporation, Chevron and Blue Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Chevron ("Merger Sub"), on August 10, 2005, Unocal Corporation merged (the "Merger") with and into Merger Sub and Merger Sub, as the surviving corporation in the Merger, changed its name to "Unocal Corporation." In this letter, the term "Unocal" refers to Unocal Corporation prior to the Merger and to such surviving corporation after the Merger. Following the Merger, Unocal is a wholly owned subsidiary of Chevron.

Pursuant to the Merger Agreement, upon the consummation of the Merger, (a) each share of common stock, par value $1.00 per share, of Unocal ("Unocal Common Stock") was converted into the right to receive, at the election of the Unocal stockholder, merger consideration consisting of cash, shares of common stock, par value $1.50 per share, of Chevron ("Chevron Common Stock") or a combination thereof; (b) all outstanding preferred share purchase rights (the "Unocal Rights") (which previously traded with, and were inseparable from, the Unocal Common Stock) were cancelled and retired and ceased to exist; and (c) each outstanding option to purchase shares of Unocal Common Stock granted under any of Unocal's employee equity plans and agreements was converted into an option to acquire Chevron Common Stock and each right, award or account to receive Unocal Common Stock or benefits measured in whole or in part by the value of Unocal Common Stock was converted into a right, award or account with respect to Chevron Common Stock.

2. Registered Securities, Registration Statements and Outstanding Securities Previously Sold in Registered Offerings

As of the effective time of the Merger, (a) the Unocal Common Stock and associated Unocal Rights were registered pursuant to section 12(b) of the Exchange Act; (b) Unocal had on file with the Commission various registration statements on Form S-8 relating to employee benefit plans (the "Unocal Form S-8s"); (c) Unocal had on file with the Commission various registration statements on Form S-3 relating to Unocal Common Stock and the other securities of Unocal identified on Exhibit A (the "Unocal Form S-3s"); and (d) the debt securities (the "UOC Bonds") of Union Oil Company of California, a wholly owned subsidiary of Unocal ("UOC"), and related guarantees of Unocal (the "Unocal Guarantees") identified on Exhibit B remained outstanding. The following discussion describes the foregoing securities and registration statements and one other Unocal registration statement under which Unocal Common Stock was issued during 2005 and identifies actions that have been taken following the consummation of the Merger with respect to such securities and registration statements.

Unocal Common Stock and Unocal Rights. As described above, upon consummation of the Merger, (a) all outstanding shares of Unocal Common Stock were converted into cash, Chevron Common Stock or a combination thereof; (b) the Unocal Rights were cancelled and retired and ceased to exist and (c) Unocal became a wholly owned subsidiary of Chevron. On August 11, 2005, upon notification from Chevron that the Merger had become effective, the New York Stock Exchange (the "NYSE") filed a Form 25 (the "Form 25") with the Commission indicating that the Unocal Common Stock had been suspended from trading. In the Form 25, the NYSE notified the Commission of its intention to remove the Unocal Common Stock from listing and registration as of August 25, 2005, pursuant to Rule 12d2-2(a). Following the consummation of the Merger, Unocal has filed a notice on Form 15 with respect to the Unocal Common Stock and the Unocal Rights.

Unocal Form S-8s. All of the Unocal Form S-8s were filed with the Commission prior to January 1, 2005, other than the July 2005 Form S-8 (as defined below). As described above, upon the consummation of the Merger, each outstanding option, right, award or account with respect to Unocal Common Stock (including each such option, right, award or account registered on a Unocal Form S-8) was converted into a corresponding option, right, award or account with respect to Chevron Common Stock pursuant to the Merger Agreement. To the extent Unocal had any other obligations that were the subject of a Unocal Form S-8 as of the effective time of the Merger, Chevron has assumed all such obligations. Chevron assumed all such Unocal obligations as of the effective time of the Merger, except for the obligations relating to the Deferred Compensation Plan and Deferred Compensation Obligations (each as defined below), which Chevron assumed as of September 29, 2005. Following the Merger, Unocal has filed a post-effective amendment to each of the Unocal Form S-8s to withdraw from registration any unissued securities registered thereby and Chevron has filed a registration statement on Form S-8 with respect to each such assumed plan (each, a "Chevron Form S-8"). Except for the Chevron Form S-8 relating to the Deferred Compensation Obligations, Chevron filed all of the Chevron Form S-8s as soon as practicable following the consummation of the Merger (on August 15, 2005), in accordance with Section 1.7(c)(ii) of the Merger Agreement. Chevron filed the Chevron Form S-8 relating to the Deferred Compensation Obligations as soon as practicable following its assumption of such obligations (on September 30, 2005). Following the consummation of the Merger and the assumption of Unocal's obligations by Chevron as described above, no securities previously registered under any Unocal Form S-8 remain outstanding.

Unocal Form S-3s. All of the Unocal Form S-3s were filed with the Commission and declared effective prior to January 1, 2005. Various Unocal Form S-3s were filed over time, but as a result of a series of filing fee offsets pursuant to Rules 429 and 457(p), as of the effective time of the Merger, only the three Unocal Form S-3s described below remained in place. The Unocal Form S-3 filed by Unocal, UOC and Unocal Capital Trust II ("UCT II") (registration numbers 333-130097, 333-103097-01, 333-103097-02) (the "Unocal Universal Form S-3") related to the securities of Unocal, UOC and UCT II identified on Exhibit A. The Unocal Form S-3 with the registration number 33-63719 (the "Unocal DRIP Form S-3") related to Unocal Common Stock offered pursuant to the Unocal Dividend Reinvestment and Common Stock Purchase Plan (the "Unocal DRIP"). The Unocal Form S-3 with the registration number 333-85864 (the "Unocal ESPP Form S-3") related to resales of Unocal Common Stock received by ten individuals pursuant to the Unocal Executive Stock Purchase Plan. Following the consummation of the Merger, the only securities issued under any Unocal Form S-3 that remained outstanding were the debt securities of UOC (the "UOC Bonds") and related guarantees of Unocal (the "Unocal Guarantees") identified on Exhibit B, which are described in the following paragraph. Unocal has filed a post-effective amendment with respect to each of the Unocal Form S-3s to withdraw from registration any unissued securities registered thereby. Such post-effective amendments included a post-effective amendment withdrawing a Unocal Form S-3 (registration number 2-98349) that had remained inactive since 1985.

UOC Bonds and Unocal Guarantees. The UOC Bonds and related Unocal Guarantees were issued in offerings under Unocal Form S-3s as to which UOC and Unocal were co-registrants. All such offerings were completed prior to January 1, 2005. As discussed below, in accordance with the requirements of Form S-3, each of Unocal's filings with the Commission pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act were deemed to be incorporated by reference in the Unocal Form S-3s. The Unocal Form S-3s relating to such securities were thus in fact updated during fiscal 2005. As of the effective time of the Merger, none of the UOC Bonds or related Unocal Guarantees were listed on a national exchange or registered under the Exchange Act. Following the Merger, UOC has filed a notice on Form 15 with respect to each series of UOC Bonds and Unocal has filed a notice on Form 15 with respect to all of the related Unocal Guarantees, UOC and Unocal having determined that all such securities were held by fewer than 300 holders of record. All obligations of UOC (with respect to the UOC Bonds) and of Unocal (with respect to the Unocal Guarantees) under the indentures relating to such securities remain in effect following the Merger.

Unocal Form S-4. In 1996, Unocal and Unocal Capital Trust ("UCT") filed a registration statement on Form S-4 (the "1996 Form S-4") relating to an offer to exchange trust convertible preferred securities of UCT (the "Trust Preferred Securities") for a then-outstanding series of Unocal preferred stock. The 1996 Form S-4 related to the Trust Preferred Securities, a Unocal guarantee of the Trust Preferred Securities and shares of Unocal Common Stock into which the Trust Preferred Securities were convertible. The Trust Preferred Securities represented undivided beneficial interests in the assets of UCT, which consisted principally of a series of convertible junior subordinated debentures issued by Unocal (the "Unocal Subordinated Debentures"). The exchange registered under the 1996 Form S-4 expired and was completed during September 1996. As described in greater detail below, all of the Trust Preferred Securities and the Unocal Subordinated Debentures were redeemed or converted into Unocal Common Stock during 2004 and January 2005 and no Trust Preferred Securities or Unocal Subordinated Debentures remained outstanding as of the effective time of the Merger. Following the Merger, UCT has filed a notice on Form 15 with respect to the Trust Preferred Securities and Unocal has filed a notice on Form 15 with respect to the Unocal guarantee relating to the Trust Preferred Securities. No additional securities may be issued under the 1996 Form S-4.

3. Unocal Employee Benefit Plans Subject to Section 15(d) of the Exchange Act

Two employee benefit plans sponsored by Unocal subsidiaries, the Molycorp, Inc. 401(k) Retirement Savings Plan (the "Molycorp Plan") and the Unocal Savings Plan (together with the Molycorp Plan, the "Unocal Reporting Plans"), filed annual reports on Form 11-K on June 29, 2005. As described in such annual reports on Form 11-K, the plan sponsor of the Molycorp Plan is Molycorp, Inc. ("Molycorp"), an indirect wholly owned subsidiary of Unocal (and now of Chevron), and the plan sponsor of the Unocal Savings Plan was then UOC. The following discussion describes why the Unocal Reporting Plans have filed such reports in the past, the impact of the Merger on each such plan and the anticipated status of each such plan as a reporting entity following the Merger.

Although most qualified employee pension and profit sharing plans are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to section 3(a)(2) thereof, in circumstances where this exemption is not available, the interests in the plan offered to employees must be registered as a security separate and distinct from any employer securities held by such plan. We understand that the Commission's position with respect to the availability of the section 3(a)(2) exemption for voluntary, contributory plans that invest in employer securities is as follows:

> Although the Commission has believed that employee interests in pension and profit-sharing plans generally are securities, it has required such interests to be registered only where a plan is both voluntary and contributory and invests in securities of the employer in an amount greater than that paid into the plan by the employer.

Release No. 33-6188 (February 1, 1980) at text accompanying footnotes 19-21. Each of the Unocal Reporting Plans is both voluntary and contributory and, prior to the Merger, each offered Unocal Common Stock as an investment option. Accordingly, Unocal has filed a registration statement on Form S-8 with respect to the plan interests of both of the Unocal Reporting Plans. As a result of the filing of such registration statements, the Unocal Reporting Plans became subject to periodic reporting obligations pursuant to section 15(d) of the Exchange Act and, in accordance therewith, the Unocal Reporting Plans have filed with the Commission annual reports on Form 11-K. We note that, consistent with the requirements of Form 11-K, such reports have included information regarding the applicable plan and trust but are not required to include, and do not include, any information with respect to Unocal.

The Unocal Reporting Plans remain in existence following the Merger. We understand that Molycorp remains the plan sponsor of the Molycorp Plan and, although not required to do so,

Chevron has replaced UOC as plan sponsor under the Unocal Savings Plan, effective as of September 29, 2005. In connection with the Merger, all Unocal Common Stock held by the Unocal Reporting Plans was converted into cash, shares of Chevron Common Stock or a combination thereof at the election of the applicable plan beneficiary. Following the Merger, Unocal has filed post-effective amendments on Form S-8 to withdraw from registration all unissued interests in the Unocal Reporting Plans (and the Unocal Common Stock that prior to the Merger might have been offered under the plans) and Chevron has filed corresponding new registration statements on Form S-8 with respect to such plan interests (and the Chevron Common Stock that may be offered under the plans). Chevron filed each such registration statement as soon as practicable following the consummation of the Merger (on August 15, 2005). No interests in the Unocal Reporting Plans have been issued under any Unocal Form S-8 following the effective time of the Merger. Because the Unocal Reporting Plans were sponsored by subsidiaries of Unocal, the only obligations of Unocal with respect to the Unocal Reporting Plans were those relating to the Unocal Common Stock held by such plans. As such, following the conversion of all Unocal Common Stock into cash and/or Chevron Common Stock pursuant to the Merger and the filings on Form S-8 by Unocal and Chevron described above, Unocal has no further obligations whatsoever with respect to the Unocal Reporting Plans and, to the extent Unocal had any such obligations prior to the Merger, such obligations are now obligations of Chevron.

Because both of the Unocal Reporting Plans now offer Chevron Common Stock as an investment option, it is expected that both Unocal Reporting Plans will remain subject to periodic reporting obligations pursuant to section 15(d) of the Exchange Act. However, following the Merger, the Unocal Reporting Plans' filings on Form 11-K will indicate that Chevron is the issuer of the employer securities held pursuant to the plan. Because it is expected that the periodic reporting obligations of the Unocal Reporting Plans will not be suspended, it is not contemplated that either Unocal Reporting Plan will make a filing on Form 15 at this time.

B. Issues Presented

In July 2005, Unocal filed a registration statement on Form S-8 (the "July 2005 Form S-8") to register $40 million of cash deferred compensation obligations of Unocal (the "Deferred Compensation Obligations") and, pursuant to General Instruction D to Form S-8, the July 2005 Form S-8 became effective upon filing. The July 2005 Form S-8 is the only registration statement filed by Unocal under the Securities Act during fiscal year 2005 and the Deferred Compensation Obligations are the only securities of Unocal as to which a Securities Act registration statement became effective during fiscal year 2005. As a result of the filing of the

July 2005 Form S-8, Unocal became subject to the reporting obligations of section 15(d) of the Exchange Act with respect to the Deferred Compensation Obligations.

Beginning during 2004 and ending on January 19, 2005, UCT redeemed all of the outstanding Trust Preferred Securities and Unocal redeemed all of the outstanding Unocal Subordinated Debentures, in each case in accordance with their terms. Prior to such redemption, holders of many of the outstanding Trust Preferred Securities elected to convert such securities into Unocal Common Stock and some of these conversion elections occurred after January 1, 2005. Accordingly, Unocal Common Stock was offered under the 1996 Form S-4 during fiscal 2005. Separately, Unocal Common Stock was offered pursuant to the Unocal DRIP Form S-3 and may have been offered pursuant to the Unocal ESPP Form S-3 during fiscal 2005.

It is our opinion that Unocal would be eligible under Rule 12h-3(b)(1)(i) to suspend its reporting obligations with respect to the Deferred Compensation Obligations and the Unocal Common Stock but for the operation of Rule 12h-3(c), which would make Rule 12h-3 unavailable to Unocal during fiscal year 2005 because (a) the July 2005 Form S-8 was declared effective during fiscal year 2005 and (b) section 10(a)(3) of the Exchange Act required the 1996 Form S-4, the Unocal DRIP Form S-3 and the Unocal ESPP Form S-3 to be updated with respect to all Unocal Common Stock offered thereunder during fiscal 2005.

Consistent with Rule 12h-3(a), Unocal has filed all reports required by section 13(a), without regard to Rule 12b-25, for its most recent three fiscal years. As discussed above, in connection with the consummation of the Merger, effective as of September 29, 2005, Chevron has assumed all of Unocal's obligations with respect to the outstanding Deferred Compensation Obligations and the Unocal Deferred Compensation Plan of 2005 (the "Deferred Compensation Plan"), pursuant to which the Deferred Compensation Obligations were issued. Chevron filed a Chevron Form S-8 with respect to such assumed obligations as soon as practicable following such assumption (September 30, 2005). Deferred Compensation Obligations were issued by Unocal to employees with deferral elections in place following the effective time of the Merger and prior to the assumption of such obligations by Chevron. Such issuances by Unocal occurred in the ordinary course of business as of each payroll or bonus payment date prior to September 29, 2005. As a result of the assumption of all Deferred Compensation Obligations by Chevron as described above, there are no remaining holders of the Unocal Deferred Compensation Obligations registered pursuant to the July 2005 Form S-8. In addition, on September 30, 2005, Unocal filed (a) a post-effective amendment to the July 2005 Form S-8 to withdraw from registration any Deferred Compensation Obligations remaining unissued thereunder and (b) a notice on Form 15 with respect to the Deferred Compensation Obligations. With respect to the updating of Unocal Common Stock prospectuses during fiscal 2005, we note that Chevron is the only holder of Unocal Common Stock following the consummation of the Merger.

We are writing this letter to request that the Staff advise us that it will not recommend enforcement action to the Commission if, under the circumstances described in this letter, Unocal does not file further reports that might otherwise be required under section 13(a) and 15(d) of the Exchange Act. As discussed below, we believe this request would be consistent with the intent of section 15(d) of the Exchange Act, the stated intent of the Commission in adopting Rule 12h-3 and the Staff's flexible interpretation of Rule 12h-3(c) in numerous prior no-action letters involving similar circumstances.

C. Discussion

1. Rule 12h-3(c)

Rule 12h-3(c) provides in relevant part that "This rule shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act of 1933, or is required to be updated pursuant to section 10(a)(3) of the [Securities Act]. . ."

Section 10(a)(3) of the Securities Act provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use. . ."

As identified above, a literal reading of Rule 12h-(3)(c) would make Rule 12h-3 unavailable to Unocal during fiscal 2005 with respect to the Deferred Compensation Obligations (because the July 2005 Form S-8 became effective during fiscal 2005) and with respect to the Unocal Common Stock (because section 10(a)(3) of the Securities Act required updating of the 1996 Form S-4 and the Unocal Form S-3s with respect to any Unocal Common Stock offered thereunder during 2005). As discussed below, such a result would be inconsistent with the stated intent of section 15(d) of the Exchange Act and Rule 12h-3 as adopted by Congress and the Commission, respectively, and the Staff's interpretation of Rule 12h-3 in numerous no-action letters.

2. Unocal Form S-8s

Commission Release No. 34-20263 (the "Proposing Release"), in which the Commission proposed to adopt Rule 12h-3, included the following observation regarding section 15(d) of the Exchange Act:

> The purpose of Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply.

Release No. 34-20263 (October 5, 1983). As described above, (a) Chevron has assumed all of Unocal's obligations with respect to the Deferred Compensation Obligations issued under the July 2005 Form S-8 and the Deferred Compensation Plan, (b) Unocal has filed a post-effective amendment to the July 2005 Form S-8 to withdraw from registration any unissued Deferred Compensation Obligations and (c) Chevron has filed a Chevron Form S-8 with respect to such assumed obligations. Following the assumption by Chevron of the Deferred Compensation Obligations and the Deferred Compensation Plan and the aforementioned filings on Form S-8, Unocal has no further obligations with respect to the Deferred Compensation Obligations and Chevron has assumed all such obligations. Accordingly, the purpose of section 15(d) would not be served by requiring Unocal to file Exchange Act reports with respect to the Deferred Compensation Obligations.

The Commission also noted in the Proposing Release that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed. . ." In this case, recipients of the Deferred Compensation Obligations will not benefit from availability of Unocal periodic reports with respect to such securities, because the Deferred Compensation Obligations have been assumed by Chevron. On the other hand, producing periodic reports would require substantial expense to Unocal and use of Unocal's management resources.

For the foregoing reasons, the policy rationale behind Rule 12h-3(c) is not applicable to Unocal with respect to the Deferred Compensation Obligations. Accordingly, Rule 12h-3(c) should not be applied to deny Unocal the relief specified in Rule 12h-3 with respect to such securities during fiscal year 2005.

Consistent with the policy rationale described above, the Commission has granted relief substantially the same as that sought by this letter in numerous prior no-action letters involving companies that were acquired during a fiscal year in which they previously had a Securities Act registration statement declared effective. See, e.g., PayPal, Inc. (available November 13, 2002) (Form S-1 and Form S-8 declared effective during fiscal year of acquisition); CoCensys, Inc. (available November 10, 1999) (Form S-8 declared effective during fiscal year of acquisition); Exxon Mobil Corporation, Mobil Corporation (available February 7, 2000) (Form S-3 declared effective during fiscal year of acquisition); Kerr-McGee (Nevada) LLC (available August 9,

2004) (Form S-4 declared effective during fiscal year of acquisition); Reynolds Metals Company (available August 11, 2000) (Form S-3 declared effective during fiscal year of acquisition).

We note that securities registered under the Unocal Form S-8s were offered during fiscal 2005 and accordingly, the Unocal Form S-8s were required to be updated pursuant to section 10(a)(3) of the Securities Act during fiscal 2005. However, the Division of Corporation Finance has said that in its view, paragraph (c) of Rule 12h-3 "is not intended to apply to a registration statement on Form S-8 which became effective in a prior fiscal year, but which is required to be updated pursuant to Section 10(a)(3) of the 1933 Act." C. Michael Harrington (available January 4, 1985).

3. Unocal Form S-3s and 1996 Form S-4

As described above, Unocal has filed a post-effective amendment to withdraw from registration all unsold securities under each of the Unocal Form S-3s. In accordance with the requirements of Form S-3, prior to the filing of such post-effective amendments, each of Unocal's filings with the Commission pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act were deemed to be incorporated by reference in the Unocal Form S-3s. Accordingly, each of the Unocal Form S-3s was in fact updated during fiscal 2005 each time Unocal made such a filing.

Elections to convert Trust Preferred Securities into Unocal Common Stock were made during 2005, prior to the redemption of all Trust Preferred Securities that remained outstanding on January 19, 2005. Also during fiscal 2005, offers of Unocal Common Stock were made using the prospectus contained in the Unocal DRIP Form S-3, as the Unocal DRIP remained in effect prior to the consummation of the Merger. In addition, offers of Unocal Common Stock may have been made during fiscal 2005 using the prospectus contained in the Unocal ESPP Form S-3. Section 10(a)(3) of the Securities Act required updating of each of these registration statements with respect to any offers of Unocal Common Stock made thereunder during fiscal 2005. We have not undertaken to identify the details of any offers under the Unocal DRIP Form S-3 or the Unocal ESPP Form S-3, because we do not believe any such details would be relevant to the relief requested herein, in light of the fact that no shares of Unocal Common Stock remain outstanding following the Merger (other than shares held by Chevron). Requiring Unocal to continue to file Exchange Act reports through the end of fiscal 2005 as a result of the updating of the 1996 Form S-4, the Unocal DRIP Form S-3 or the Unocal ESPP Form S-3 during fiscal 2005 pursuant to section 10(a)(3) of the Securities Act would be inconsistent with the policy objective identified by the Commission in the Proposing Release and the Staff's consistent interpretation of Rule 12h-3 in no-action letters, because there are no remaining public investors in Unocal Common Stock. In the Proposing Release, the Commission noted that the limitation found in

Rule 12h-3(c) was included

> in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering.

As described above, at the effective time of the Merger all outstanding shares of Unocal Common Stock were converted into shares of Chevron Common Stock and/or cash pursuant to the Merger Agreement and Unocal became a wholly owned subsidiary of Chevron. Accordingly, there are no longer any holders of Unocal Common Stock that require the protection afforded by continued periodic reporting by Unocal. As discussed above, preparation of such reports would require substantial expense to Unocal and use of Unocal's management resources. Requiring preparation of such reports with respect to the Unocal Common Stock is not warranted under these circumstances.

The Commission frequently has permitted newly acquired companies to rely on Rule 12h-3 in similar circumstances (i.e., where Rule 12h-3(c) would appear to apply to a class of securities but all such securities were converted into acquiror securities in connection with an acquisition). See, e.g., PayPal, Inc. (available November 13, 2002) (registration statements declared effective during fiscal year of acquisition); CoCensys, Inc. (available November 10, 1999) (registration statement declared effective during fiscal year of acquisition); NYNEX Corporation (publicly available July 2, 1997) (required updating of two registration statements covering resales of acquired company's common stock and five registration statements covering its dividend reinvestment plan); DiMark, Inc. (publicly available May 29, 1996) (effectiveness of registration statement covering resales of acquired company's common stock by officers and directors); Holnam, Inc. (publicly available March 25, 1994) (effectiveness of registration statement covering resales of acquired company's common stock); Dataproducts Corporation (publicly available June 7, 1990) (effectiveness of registration statement covering resales of acquired company's common stock by an officer); First City Bancorp, Inc. (publicly available March 12, 1986) (effectiveness of registration statement relating to acquired company's dividend reinvestment plan).

D. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the Commission if, under the circumstances described in this letter, Unocal does not file further reports that might otherwise be required under section 13(a) and 15(d) of the Exchange Act. Alternatively, we request an exemption, pursuant to section 12(h) of the Exchange Act, from any obligation of Unocal to file reports under the Exchange Act under the circumstances described herein.

Due to the expense, time and effort involved in the preparation and filing of periodic reports under the Exchange Act, request is hereby made that this matter be given expedited consideration. If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by email. For convenience, we are also transmitting one copy via facsimile. Any questions or comments may be directed to David M. Koeninger at (415) 983-6109 or Terry M. Kee at (415) 983-1724.

Very truly yours,



Terry M. Kee
Pillsbury Winthrop Shaw Pittman LLP

cc: Chevron Corporation
Unocal Corporation

EXHIBIT A

SECURITIES REGISTERED UNDER UNOCAL UNIVERSAL FORM S-3

The Unocal Universal Form S-3 (registration numbers 333-103097, 333-103097-01, 333-103097-02) related to the following securities:

- Debt securities of Union Oil Company of California ("UOC");
- Unocal Common Stock;
- preferred stock, par value $0.10 per share, of Unocal ("Unocal Preferred Stock");
- warrants to purchase UOC debt securities, Unocal Preferred Stock or Unocal Common Stock;
- Unocal Guarantees;
- Unocal stock purchase contracts and stock purchase units;
- Trust preferred securities of Unocal Capital Trust II ("UCT II") representing indirectly undivided beneficial interests in junior subordinated debentures of Unocal held by UCT II; and
- Unocal guarantees of trust preferred securities of UCT II.

No offers or sales of any of the foregoing securities were made under the Unocal Universal Form S-3 during fiscal 2005. Unocal does not intend to file a notice on Form 15 with respect to any class of the foregoing securities that was not issued and outstanding immediately prior to the effective time of the Merger (unless requested to do so by the Staff as a condition to the relief requested hereby). As discussed in Section A.2 of the letter, Unocal has filed a post-effective amendment with respect to the Unocal Universal Form S-3 to withdraw from registration any unissued securities registered thereby.

EXHIBIT B

UOC BONDS AND UNOCAL GUARANTEES

7.5% Debentures due 2029 of UOC and related Unocal Guarantee

7.350% Medium Term Notes due 2009 of UOC and related Unocal Guarantee

5.05% Senior Notes due 2012 of UOC and related Unocal Guarantee

6.5% Notes due 2008 of UOC and related Unocal Guarantee

7% Debentures due 2028 of UOC and related Unocal Guarantee

7.95% Series C Medium Term Notes due 2007 of UOC and related Unocal Guarantee

7.94% Series C Medium Term Notes due 2009 of UOC and related Unocal Guarantee

8.15% Series C Medium Term Notes due 2015 of UOC and related Unocal Guarantee

7.9% Series C Medium Term Notes due 2008 of UOC and related Unocal Guarantee

6.7% Series C Medium Term Notes due 2007 of UOC and related Unocal Guarantee

9.125% Debentures due 2006 of UOC and related Unocal Guarantee

9.18% Series B Medium Term Notes due 2006 of UOC and related Unocal Guarantee

9.4% Series B Medium Term Notes due 5, 2011 of UOC and related Unocal Guarantee

9.34% Series B Medium Term Notes due 2011 of UOC and related Unocal Guarantee

9.15% Series B Medium Term Notes due 2006 of UOC and related Unocal Guarantee

9.35% Series B Medium Term Notes due 2011 of UOC and related Unocal Guarantee